SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 14, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Diagonal Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release   ANGLOGOLD ASHANTI SIGNS AGREEMENT WITH B2GOLD



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

14 February 2008

AGA07.08

ANGLOGOLD ASHANTI SIGNS AGREEMENT WITH B2GOLD WHEREBY B2GOLD WILL INCREASE ITS OWNERSHIP OF CERTAIN COLOMBIAN PROPERTIES AND ANGLOGOLD ASHANTI WILL ACQUIRE A DIRECT INTEREST IN B2GOLD

AngloGold Ashanti Limited ("AngloGold Ashanti" or ""the Company") is pleased to announce that it has entered into a binding memorandum of agreement (the "MOA") with B2Gold Corp. ("B2Gold"). The MOA provides that the existing Colombian joint venture arrangements between AngloGold Ashanti and B2Gold will be amended. B2Gold will also acquire from AngloGold Ashanti, additional interests in certain mineral properties in Colombia. In exchange, B2Gold will issue to AngloGold Ashanti, 25 million common shares and 21.4 million common share purchase warrants in B2Gold.

The transactions agreed in the MOA are consistent with AngloGold Ashanti's Colombian strategy of leveraging its early mover advantage established in the country, through select partnerships that allow accelerated and optimised exploration in Colombia whilst simultaneously focusing AngloGold Ashanti's resources directly on its own projects. Prior to this MOA, AngloGold Ashanti had the right to acquire a 20% interest in B2Gold's wholly-owned subsidiary, Andean Avasca Resources Inc. ("AARI"). AngloGold Ashanti now welcomes the opportunity to acquire a direct interest in B2Gold as contemplated in the MOA that will provide AngloGold Ashanti with exposure to B2Gold's global exploration programme, as well as participation in the underlying joint venture interests in Colombia that AngloGold Ashanti will retain with B2Gold. These interests supplement AngloGold Ashanti's ongoing wholly-owned exploration activities in Colombia.

Upon the receipt of certain regulatory approvals, as well as certain stock exchange approvals for B2Gold, the execution of definitive agreements and the closing of the transactions contemplated by the MOA:

- AngloGold Ashanti's existing right to receive 20% of the voting shares of AARI will terminate. B2Gold will retain 100% of AARI and will no longer have an obligation to list AARI shares on a stock exchange;

- B2Gold will acquire a 100% interest in the Miraflores property in Colombia from AngloGold Ashanti;

- AngloGold Ashanti will transfer to B2Gold, a 2% interest in the Gramalote joint venture and assign to B2Gold other rights relating to Gramalote Limited, including AngloGold Ashanti's right to acquire an additional 24% interest in Gramalote, so that B2Gold will be entitled to a 51% interest in the Gramalote joint venture (AngloGold Ashanti retaining a 49% interest in the Gramalote joint venture) and B2Gold will take over management of exploration of the Gramalote property and will be responsible for expenditures to complete a feasibility study of the project by July 2010;

- AngloGold Ashanti will transfer to the Gramalote joint venture its interests in additional land positions, of approximately 1,500 square kilometers in extent, located around the Gramalote deposit;

- AngloGold Ashanti will transfer to B2Gold its 100% interest (subject to AngloGold Ashanti retaining a 1% NSR) in the Mocoa property, a copper/molybdenum deposit located in the south of Colombia;

- B2Gold's obligations, in terms of the extent of drilling required for it to earn in its interests in other Colombian properties under the Relationship, Farm-out and Joint Venture Agreement dated November 8, 2006 with AngloGold Ashanti and AARI, will increase from 3,000 metres to 5,000 metres; and

- B2Gold has agreed to issue to AngloGold Ashanti, or its nominee, 25 million common shares and 21.4 million common share purchase warrants in B2Gold. The common shares in B2Gold, which are being issued to AngloGold Ashanti for non-cash consideration (including the consideration for the various properties and rights described above), will be issued at a deemed price of Cdn$2.50 per share. The exercise price of the Warrants will be $3.34 with respect to 11,000,000 warrants and $4.25 with respect to the balance of the 10,400,000 warrants.

Based on the 132,277,500 currently outstanding shares of B2Gold, upon issuance of the 25 million shares issuable to AngloGold Ashanti at the closing of these transactions, AngloGold Ashanti would hold approximately 15.9% of B2Gold's issued and outstanding shares. AngloGold Ashanti's fully diluted interest in B2Gold upon the exercise of the 21.4 million warrants would be approximately 26%.

Under the MOA, B2Gold has agreed to grant AngloGold Ashanti registration rights in respect of the common shares issued to AngloGold Ashanti. B2Gold has also agreed to grant AngloGold Ashanti pre-emptive rights in connection with future share issuances for a term of three years from the date of issuance of the B2Gold common shares or until AngloGold Ashanti holds less than 10% of the issued and outstanding common shares in B2Gold, whichever is earlier. AngloGold Ashanti has agreed to a one year standstill in respect of its interest in B2Gold which will cease to be effective in the event of a third party take-over bid or merger proposal relating to all or substantially all of the share or assets of B2Gold. In addition, AngloGold Ashanti has agreed to give B2Gold advance written notice of AngloGold Ashanti's intention to sell any common shares in B2Gold. The common shares and warrants in B2Gold will be issued to AngloGold Ashanti (or its nominee) in consideration for the transactions outlined above and will be held by AngloGold Ashanti (or its nominee) for investment purposes. AngloGold Ashanti may, subject to the standstill provisions of the MOA and depending on market and other conditions, increase or decrease its beneficial ownership of common shares in B2Gold, whether in the open market, by privately negotiated agreements or otherwise.

Commenting on the transaction, Richard Duffy, Executive Vice President – Business Development of AngloGold Ashanti, said "We are pleased to have entered into this agreement with our joint venture partner in Colombia, B2Gold. This supplements our existing wholly-owned exploration activities, as well as our joint venture interests with B2Gold and other companies, in Colombia, and will ensure that AngloGold Ashanti maximises its exposure to the potential of this prospective country."

Queries

For further information about this press release or to obtain a copy of the report that will be filed by AngloGold Ashanti in connection with this transaction pursuant to National Instrument 62-103 *The Early Warning System and Related Take-Over Bid and Insider Reporting Issues*, please contact either of the following:

	Tel:	Mobile:	E-mail:
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Himesh Persotam	+27 (0) 11 637 6647	+27 (0) 82 339 3890	hpersotam@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 14, 2008

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary